PEPCO HOLDINGS, INC. LONG-TERM INCENTIVE PLAN

1. Objective. The objective of this Plan is to increase shareholder value by providing a long-term incentive to reward officers and key employees of the Company and its Subsidiaries and directors of the Company, who are mainly responsible for the continued growth, development, and financial success of the Company and its Subsidiaries, for the profitable performance of the Company and its Subsidiaries. The Plan is also designed to permit the Company and its Subsidiaries to retain talented and motivated officers, key employees, and Directors and to increase their ownership of Company common stock.

2. Definitions. All singular terms defined in this Plan will include the plural and VICE VERSA. As used herein, the following terms will have the meaning specified below:

"Award" means, individually or collectively, Restricted Stock and Restricted Stock Units, Options, Performance Units, Stock Appreciation Rights, Dividend Equivalents, or Unrestricted Stock granted under this Plan.

"Base Salary" means the annual base rate of regular compensation of a Participant immediately before a Change in Control, or if greater, the highest annual such rate at any time during the 12-month period immediately preceding the Change in Control.

"Board" means the Board of Directors of the Company.

"Book Value" means the book value of a share of Stock determined in accordance with the Company's regular accounting practices as of the last business day of the month immediately preceding the month in which a Stock Appreciation Right is exercised or granted as provided in Section 11.

"Change in Control" means a "change in control" as defined in the Pepco Holdings, Inc. Change-In-Control Severance Plan for Certain Executive Employees.

"Code" means the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code will be deemed to include any amendments or successor provisions to such section and any regulations promulgated thereunder.

"Committee" means either (i) the committee of the Board that has been assigned by the Board to administer the Plan and which shall consist solely of two or more directors, each of whom is (A) a "non-employee director" (as such term is defined in Rule 16b-3(b)(3) promulgated pursuant to Section 16 of the Exchange Act), or which otherwise shall meet any disinterested administration or other requirements of rules promulgated under Section 16 of the Exchange Act, and (B) an "outside director" (as such term is defined by Treas. Reg. (S)1.162-27(e)(3)), or which otherwise shall meet the administration or other requirements of regulations promulgated under Section 162(m) of the Code, in each case as in effect at the applicable time or (ii) the Board in its entirety if it elects at any time, or from time to time, to assume responsibility for and perform any or all of the functions of the Committee as set forth in the Plan, except that the Board shall not perform any of the functions of the Committee as provided for in Section 7 of the Plan.

"Company" means Pepco Holdings, Inc., a Delaware corporation, or its successor, including any "New Company" as provided in Section 16I.

"Date of Grant" means the date on which the granting of an Award is authorized by the Committee or such later date as may be specified by the Committee in such authorization.

"Director" means a member of the Board.

"Disability" means the determination that a Participant is "disabled" under the disability plan of the Company or any of its Subsidiaries in which the Participant participates and, in the case of any Award that is subject to Section 409A of the Code and paid out upon Disability, the Participant is "disabled" under Section 409A of the Code.

"Dividend Equivalent" means an award granted under Section 12.

"Early Retirement" means retirement prior to the Normal Retirement Date.

"Earned Performance Award" means an actual award of a specified number of Performance Units (or shares of Restricted Stock or Restricted Stock Units, as the context requires) that the Committee has determined have been earned and are payable (or, in the case of Restricted Stock, earned and with respect to which restrictions will lapse) for a particular Performance Period.

"Effective Date" has the meaning set forth in Section 3A.

"Eligible Employee" means any person employed by the Company or a Subsidiary on a regularly scheduled basis who satisfies all of the requirements of Section 5.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exercise Period" means the period or periods during which a Stock Appreciation Right is exercisable as described in Section 11.

"Fair Market Value" means the average of the highest and lowest price at which the Stock was sold the regular way on the New York Stock Exchange- Composite Transactions on a specified date.

"Good Reason" means, without the express written consent of the Participant, the occurrence after a Change in Control of any of the following circumstances, provided that the Participant provides written notification of such circumstances to the Company (or, if applicable, Subsidiary) and the Company (or Subsidiary) fails to fully correct such circumstances within thirty (30) days of receipt of such notification:

      (i)   assignment to the Participant of any duties inconsistent in any materially adverse respect with his or her position, authority, duties or responsibilities from those in effect immediately prior to the Change in Control;

      (ii)   a reduction in the Participant's Base Salary as in effect immediately before the Change in Control;

(iii)	a material reduction in the Participant's aggregate compensation opportunity; comprised only of (A) the Participant's Base Salary, (B) bonus opportunity, if any, and (C) long-term or other incentive compensation opportunity, if any (taking into account, in the case of such bonus and incentive opportunities, without limitation, any target, minimum and maximum amounts payable and the attainability and otherwise the reasonability of any performance hurdles, goals and other measures); or
(iv)	the Company's (or, if applicable, Subsidiary's) requiring a Participant to be based at any office or location more than 50 miles from that location at which he or she performed his or her services immediately prior to the occurrence of the Change in Control, except for travel reasonably required in the performance of the Participant's responsibilities.

"Incentive Stock Option" means an incentive stock option within the meaning of Section 422 of the Code.

"Normal Retirement Date" is the earliest date as described in the Pension Plan when a Participant is entitled to an unreduced retirement benefit under such plan.

"Option" or "Stock Option" means either a nonqualified stock option or an Incentive Stock Option granted under Section 9.

"Option Period" or "Option Periods" means the period or periods during which an Option is exercisable as described in Section 9.

"Participant" means an employee of the Company or a Subsidiary or a Director who has been granted an Award under this Plan.

"Pension Plan" means the principal defined benefit pension plan of the Company or one of its Subsidiaries in which the Participant participates.

"Performance-Based" means that in determining the amount of a Restricted Stock Award or Restricted Stock Unit Award payout, the Committee will take into account the performance of the Participant, the Company, one or more Subsidiaries, or any combination thereof.

"Performance Period" means a period of time, established by the Committee at the time an Award is granted, during which corporate and/or individual performance is measured.

"Performance Unit" means a unit of measurement equivalent to such amount or measure as defined by the Committee which may include, but is not limited to, dollars, market value shares, or book value shares.

"Permitted Transferee" means (i) a spouse, child, step-child, grandchild or step-grandchild of the Participant (an "Immediate Family Member"), (ii) a trust the beneficiaries of which do not include any person other than the Participant and Immediate Family Members, (iii) a partnership (either general or limited) the partners of which do not include any person other than the Participant and Immediate Family

Members (or corporations the shareholders of which do not include persons other than the Participant and Immediate Family Members), (iv) a corporation the shareholders of which do not include persons other than the Participant and Immediate Family Members, or (v) any other person or entity designated by the Committee as a Permitted Transferee.

"Plan" means the Pepco Holdings, Inc. Long-Term Incentive Plan, as set forth herein.

"Restricted Stock" means one or more shares of Stock granted under Section 8 that are subject to forfeiture if service-based or performance-based criteria established by the Committee are not achieved.

"Restricted Stock Unit" means a contractual right granted under Section 8 to receive an amount (payable in cash or Stock, as determined by the Committee) having a value that corresponds to the Fair Market Value of a share of Stock if service-based or performance-based criteria established by the Committee are achieved.

"Retirement" means retirement on or after the Normal Retirement Date (as determined in accordance with the provisions of the Pension Plan applicable to the Participant).

"Service-Based" means that in determining the amount of a Restricted Stock Award or Restricted Stock Unit payout, the Committee will take into account only the period of time that the Participant performed services for the Company or its Subsidiaries since the Date of Grant.

"Stock" means the common stock of the Company.

"Stock Appreciation Right" means an Award granted under Section 11.

"Subsidiary(ies)" means any corporation or other form of organization of which 20% or more of its outstanding voting stock or voting power is beneficially owned, directly or indirectly, by the Company.

"Target Performance Award" means a targeted award of a specified number of Performance Units (or shares of Restricted Stock or Restricted Stock Units, as the context requires) which may be earned and payable (or, in the case of Restricted Stock, earned and with respect to which restrictions will lapse) based upon the performance objectives for a particular Performance Period, all as determined by the Committee. The Target Performance Award will be a factor in the Committee's ultimate determination of the Earned Performance Award.

"Termination" means resignation or discharge as a Director or resignation or discharge from employment with the Company or any of its Subsidiaries, except in the event of death, Disability, Retirement or Early Retirement.

"Unrestricted Stock" means an Award granted under Section 13.

3. Effective Date, Duration and Stockholder Approval.

A. Effective Date and Stockholder Approval. The Plan was originally effective on August 1, 2002 (herein referred to as the Effective Date). This restatement of the Plan is effective January 1, 2005.

B. Period for Grants of Awards. Awards may be made as provided herein for a period of ten years after the Effective Date.

C. Termination. The Plan will continue in effect until all matters relating to the payment of outstanding Awards and administration of the Plan have been settled.

4. Plan Administration.

A. Except as set forth in paragraph B of this Section 4 or as otherwise specifically provided herein, the Committee is the Plan administrator and has sole authority to determine all questions of interpretation and application of the Plan, the terms and conditions pursuant to which Awards are granted, exercised or forfeited under the Plan provisions, and, in general, to make all determinations advisable for the administration of the Plan to achieve its stated objective. Such determinations shall be final and not subject to further appeal.

B. Notwithstanding the provisions of paragraph A, the Board shall have the sole authority and discretion to modify the annual Option grant to Directors under Section 9A.

5. Eligibility. Each officer or key employee of the Company and its Subsidiaries (including officers or employees who are members of the Board, but excluding Directors who are not officers or employees of the Company or any Subsidiary) may be designated by the Committee as a Participant, from time to time, with respect to one or more Awards. In addition, Directors who are not officers or employees of the Company or any Subsidiary may be granted Options under Section 9 of the Plan. No officer or employee of the Company or its Subsidiaries shall have any right to be granted an Award under this Plan.

6. Grant of Awards And Limitation of Number of Shares Awarded. The Committee may, from time to time, grant Awards to one or more Eligible Employees and may grant awards in the form of non-qualified Stock Options to Directors who are not officers or employees of the Company or any Subsidiary, provided that (i) subject to any adjustment pursuant to Section 16H, the aggregate number of shares of Stock subject to Awards under this Plan may not exceed 10,000,000 shares; (ii) to the extent that an Award lapses or the rights of the Participant to whom it was granted terminate (except with respect to an Option that lapses due to the exercise of a related Stock Appreciation Right), the corresponding shares of Stock subject to such Award shall again be available for the grant of an Award under the Plan; and (iii) shares delivered by the Company under the Plan may be authorized and unissued Stock, Stock held in the treasury of the Company, or Stock purchased on the open market (including private purchases).

7. Section 162(M) Compliance.

A. Performance-Based Awards; Covered Executives. Notwithstanding any provisions herein to the contrary, with respect to any Award that is contingent upon the attainment of performance objectives, including, without limitation, Performance-Based Restricted Stock, Performance-Based Restricted Stock Units and Performance Units and is intended to comply with the requirements of Section 162(m) of the Code (for purposes of this Section 7, "Performance-Based Awards"), granted to an executive of the Company who, in the opinion of the Board or the Committee, for a given Performance Period is or is likely to be a "covered employee" within the meaning of Section 162(m) of the Code (for purposes of this Section 7, a "Covered Executive"), the Committee shall establish performance objectives (for purposes of this Section 7, "Performance Goals") with respect to such Awards no later than the earlier of (i) 90 days after commencement of the Performance Period relating to the Performance-Based Award or (ii) the date on which 25% of the Performance Period relating to the Performance-Based Award will have elapsed.

B. Performance Criteria. Performance Goals, in the sole discretion of the Committee, may be based on one or more business criteria that relate to the individual, groups of individuals, a product or service line, business unit, division or Subsidiary of the Company or the Company as a whole, individually or in any combination (each of which business criteria may be relative to a specified goal, to historical performance of the Company or a product or service line, business unit, division or Subsidiary thereof, or to the performance of any other corporation or group of corporations or a product or service line, business unit, division or subsidiary thereof). Performance Goals will be based on one or more of the following criteria: (i) gross, operating or net earnings before or after income taxes; (ii) earnings per share; (iii) book value per share; (iv) cash flow per share; (v) return on equity; (vi) return on investment; (vii) return on assets, employed assets or net assets; (viii) total stockholder return (expressed on a dollar or percentage basis); (ix) return on cash flow; (x) internal rate of return; (xi) cash flow return on investment; (xii) improvements in capital structure; (xiii) residual income; (xiv) gross income, profitability or net income; (xv) price of any Company security; (xvi) sales to customers (expressed on a dollar or percentage basis); (xvii) retention of customers (expressed on a dollar or percentage basis); (xviii) increase in the Company's or a Subsidiary's customer satisfaction ratings (based on a survey conducted by an independent third party); (xix) economic value added (defined to mean net operating profit minus the cost of capital); (xx) market value added (defined to mean the difference between the market value of debt and equity, and economic book value); (xxi) market share; (xxii) level of expenses; (xxiii) combined ratio; (xxiv) payback period on investment; and (xxv) net present value of investment.

C. Certification; Maximum Award and Committee Discretion. The Committee shall certify the satisfaction of the foregoing Performance Goals prior to the payment of a Performance-Based Award. No Performance-Based Award with respect to any Covered Executive shall exceed $3,000,000 (either in cash or in Fair Market Value of Stock as determined on the Date of Grant, as appropriate to a given type of Award) for any three-year period. The Committee, in its sole discretion, may reduce (but not increase) the amount of any Performance-Based Award determined to be payable to a Covered Executive. No Covered Executive may receive more than 5,000,000 in the aggregate of Options, Stock Appreciation Rights, shares of Performance-Based Restricted Stock, and Performance-Based Restricted Stock Units for the ten-year period during which Awards may be made pursuant to Section 3B hereof.

D. Deferral of Payment. Regardless of whether provided for in or in conjunction with the grant of the Award, the Committee, in its sole discretion, may defer payment of a Participant's benefit under this Plan if and to the extent that the sum of the Participant's Plan benefit, plus all other compensation paid or payable to the Participant for the fiscal year in which the Plan benefit would otherwise be paid exceeds the maximum amount of compensation that the Company may deduct under Section 162(m) of the Code with respect to the Participant for the year. If deferred by the Committee, such Award benefit shall be paid in the first fiscal year of the Company in which the sum of the Participant's Plan benefit and all other compensation paid or payable to the Participant does not exceed the maximum amount of compensation deductible by the Company under Section 162(m), provided, however, that if the Award is subject to Section 409A of the Code, payment will be deferred under this Section 7D, unless the Committee provides otherwise in the Award agreement.

8. Restricted Stock and Restricted Stock Unit Awards.

A. Grants of Restricted Stock and Restricted Stock Units. One or more shares of Restricted Stock or Restricted Stock Units may be granted to any Eligible Employee. The Restricted Stock or Restricted Stock Units will be issued to the Participant on the Date of Grant without the payment of consideration by the Participant and shall be in the form of either Service-Based Awards or Performance-Based Awards as described in Paragraph B.

Restricted Stock will be issued in the name of the Participant and will bear a restrictive legend prohibiting sale, transfer, pledge, or hypothecation of the Restricted Stock until the expiration of the restriction period. Upon issuance to the Participant of the Restricted Stock, the Participant will have the right to vote the shares of Restricted Stock, and unless otherwise provided in the Award agreement, to receive the cash dividends distributable with respect to such shares. If the Committee directs that dividends shall not be paid currently and instead shall be accumulated, the payment of such dividends to the Participant shall be made at such times, and in such form and manner, as satisfies the requirements of Section 409A of the Code.

A Restricted Stock Unit is a contractual right and no Stock is issued to the Participant on the Date of Grant. A Restricted Stock Unit shall not entitle the holder to receive dividends or to exercise any rights of a holder of Stock (although the Committee, in its discretion, may award Dividend Equivalents to the holder under Section 12).

The Committee may also impose such other restrictions and conditions on the Restricted Stock and Restricted Stock Units as it deems appropriate.

B. Service-Based Award.

i. Restriction Period. At the time a Service-Based award of Restricted Stock or Restricted Stock Units is granted, the Committee will establish a restriction period applicable to such Award which will be not less than one year and not more than ten years. Each award of Restricted Stock or Restricted Stock Units may have a different restriction period, at the discretion of the Committee.

ii. Forfeiture or Payout of Award. In the event a Participant ceases employment during a restriction period, a Restricted Stock Award or Restricted Stock Unit Award is subject to forfeiture or payout (i.e., removal of restrictions) as follows: (a) Termination--the Restricted Stock Award or Restricted Stock Unit Award is completely forfeited; (b) Retirement, Disability or death--payout of the Restricted Stock Award or Restricted Stock Unit Award is prorated for service during the period; or (c) Early Retirement--if at the Participant's request, the payout or forfeiture of the Restricted Stock Award or Restricted Stock Unit Award is determined at the discretion of the Committee, or if at the Company's request, payout of the Restricted Stock Award or Restricted Stock Unit Award is prorated for service during the period; provided, however, that the Committee may modify, in the case of clause (b) and (c), the above if it determines in its sole discretion that special circumstances warrant such modification.

Any shares of Restricted Stock that are forfeited will be transferred by the Participant to the Company.

Upon completion of the restriction period applicable to a Restricted Stock Award, all restrictions will expire and a new certificate or certificates representing the number of Shares as to which the restriction has expired will be issued to the Participant without the restrictive legend described in Section 8A.

C. Performance-Based Award.

i. Restriction Period. At the time a Performance-Based award of Restricted Stock or Restricted Stock Units is granted, the Committee will establish a restriction period applicable to such Award that will be not less than one year and not more than ten years. Each award of Restricted Stock or Restricted Stock Units may have a different restriction period, at the discretion of the Committee. The Committee will also establish a Performance Period.

ii. Performance Objectives. The Committee will determine, no later than 90 days after the beginning of each Performance Period, the performance objectives for each Participant's Target Performance Award and the number of shares of Restricted Stock or Restricted Stock Units for each Target Performance Award that will be issued on the Date of Grant. Performance objectives may vary from Participant to Participant and will be based upon such performance criteria or combination of factors as the Committee deems appropriate, which may include, but not be limited to, the performance of the Participant, the Company, one or more Subsidiaries, or any combination thereof. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance-Based Restricted Stock Awards and Restricted Stock Unit Awards for which different Performance Periods are prescribed.

If, during the course of a Performance Period, significant events occur as determined in the sole discretion of the Committee, which the Committee expects to have a substantial effect on a performance objective during such period, the Committee may revise such objective, provided, however, that with respect to an Award subject to Section 7, no adjustment will be made that would prevent the Award from satisfying the requirements of Section 162(m) of the Code.

iii. Forfeiture or Payout of Award. As soon as practicable after the end of each Performance Period, the Committee will determine whether the performance objectives and other material terms of the Award were satisfied. The Committee's determination of all such matters will be final and conclusive.

As soon as practicable after the later of (i) the date the Committee makes the above determination or (ii) the completion of the restriction period, the Committee will determine the Earned Performance Award for each Participant. Such determination may result in forfeiture of all or some shares of Restricted Stock or Restricted Stock Units (if Target Performance Award performance objectives were not attained), or an increase in the amount of the award (if Target Performance Award performance objectives were exceeded), and will be based upon such factors as the Committee determines in its sole discretion, but including the Target Performance Award performance objectives.

In the event a Participant ceases employment during a restriction period, the Restricted Stock Award or Restricted Stock Unit Award is subject to forfeiture or payout (i.e., removal of restrictions) as follows:
(a) Termination--the Restricted Stock Award or Restricted Stock Unit Award is completely forfeited;
(b) Retirement, Disability or death--payout of the Restricted Stock Award or Restricted Stock Unit Award is prorated taking into account factors including, but not limited to, service during the period and the performance of the Participant during the portion of the Performance Period before employment ceased; or
(c) Early Retirement--if at the Participant's request, the payout or forfeiture of the Restricted Stock Award or

Restricted Stock Unit Award is determined at the discretion of the Committee, or if at the Company's request, payout of the Restricted Stock Award or Restricted Stock Unit Award is prorated taking into account factors including, but not limited to, service during the period and the performance of the Participant during the portion of the Performance Period before employment ceased; provided, however, that, in the case of (b) and (c), the Committee may modify the above if it determines in its sole discretion that special circumstances warrant such modification.

Any shares of Restricted Stock that are forfeited shall be transferred by the Participant to the Company.

With respect to shares of Restricted Stock which are earned, a new certificate or certificates will be issued to the Participant without the restrictive legend described in Section 8A. A certificate or certificates will also be issued for additional Stock, if any, awarded to the Participant because Target Performance Award performance objectives were exceeded.

With respect to Restricted Stock Units which are earned, a payment will be made to the Participant in cash, Stock or a combination thereof, as determined by the Committee in its sole discretion. Unless the Committee provides otherwise in an Award agreement, such payment shall be made in full to the Participant no later than the 15th day of the third month after the end of the first calendar year in which the Restricted Stock Unit is no longer subject to a "substantial risk of forfeiture" within the meaning of Section 409A of the Code. If the Committee provides in an Award agreement that a Restricted Stock Unit is intended to be subject to Section 409A of the Code, the Award agreement will include terms that are designed to satisfy the requirements of Section 409A.

D. Waiver of Section 83(B) Election. Unless otherwise directed by the Committee, as a condition of receiving an Award of Restricted Stock, a Participant must waive in writing the right to make an election under Section 83(b) of the Code to report the value of the Restricted Stock as income on the Date of Grant.

9. Stock Options.

A. Grants of Options. One or more Options may be granted to any Eligible Employee or Director, without the payment of consideration by the Participant. In addition, unless prospectively modified by the Board, each year each Director who is not an officer or employee of the Company or any Subsidiary will receive on or about May 1, commencing after the Effective Date, a non- qualified Stock Option to purchase 1,000 shares of Stock.

B. Stock Option Agreement. Each Option granted under the Plan will be evidenced by a "Stock Option Agreement" between the Company and the Participant containing provisions determined by the Committee, including, without limitation, provisions to qualify Incentive Stock Options as such under Section 422 of the Code if directed by the Committee at the Date of Grant; provided, however, that each Stock Option Agreement with respect to an Incentive Stock Option must include the following terms and conditions: (i) that the Options are exercisable, either in total or in part, with a partial exercise not affecting the exercisability of the balance of the Option; (ii) every share of Stock purchased through the exercise of an Option will be paid for in full at the time of the exercise; (iii) each Option will cease to be exercisable, as to any share of Stock, at the earliest of (a) the Participant's purchase of the Stock to which the Option relates, (b) the Participant's exercise of a related Stock Appreciation Right, or (c) the lapse of the Option; (iv) Options will not be transferable by the Participant except by Will or the laws of descent and distribution and will be exercisable during the Participant's lifetime only by the Participant or by the Participant's guardian or legal representative; and (v) notwithstanding any other provision, in the event of a public tender for all or any portion of the Stock or in the event that any proposal to merge or consolidate the Company with another company is submitted to the stockholders of the Company for a vote, the Committee, in its sole discretion, may declare any previously granted Option to be immediately exercisable. A Participant to whom an Incentive Stock Option is granted must be an employee of the Company or of a corporation in which the Company owns, directly or indirectly, stock possessing 50% or more of the voting interest within the meaning of Section 424(f) of the Code.

       C. Option Price. The Option price per share of Stock will be set by the Committee at the time of the grant, but will be not less than 100% of the Fair Market Value at the Date of Grant.

       D. Form of Payment. At the time of the exercise of the Option, the Option price will be payable in cash or, if permitted by the Committee, in other shares of Stock or in a combination of cash and other shares of Stock, in a form and manner as required by the Committee in its sole discretion; provided that any shares of Stock used in full or partial payment of the Option price shall have been held by the Participant for a period of at least six months. When Stock is used in full or partial payment of the Option price, it will be valued at the Fair Market Value on the date the Option is exercised.

       E. Other Terms and Conditions. The Option will become exercisable in such manner and within such Option Period or Periods, not to exceed ten years from its Date of Grant, as set forth in the Stock Option Agreement upon payment in full of the Option Price. Except as otherwise provided in this Plan or in the Stock Option Agreement, any Option may be exercised in whole or in part at any time.

       F. Lapse of Option. An Option will lapse upon the earlier of: (i) ten years from the Date of Grant, or (ii) at the expiration of the Option Period. If the Participant ceases employment or ceases to be a Director within the Option Period and prior to the lapse of the Option, the Option will lapse as follows: (a) Termination--the Option will lapse on the effective date of the Termination; or (b) Retirement, Early Retirement, or Disability--the Option will lapse at the expiration of the Option Period; provided, however, that the Committee may modify the consequences of this clause (b) if it determines in its sole discretion that special circumstances warrant such modification. If the Participant dies within the Option Period and prior to the lapse of the Option, the Option will lapse at the expiration of the Option Period, unless it is exercised before such time by the Participant's legal representative(s) or by the person(s) entitled to do so under the Participant's Will or, if the Participant fails to make testamentary disposition of the Option or dies intestate, by the person(s) entitled to receive the Option under the applicable laws of descent and distribution, provided, however, that the Committee may modify the above if it determines in its full discretion that special circumstances warrant such modification.

       G. Individual Limitation. In the case of an Incentive Stock Option, the aggregate Fair Market Value of the Stock for which Incentive Stock Options (whether under this Plan or another arrangement) in any calendar year are first exercisable will not exceed $100,000 with respect to such calendar year (or such other individual limit as may be in effect under the Code on the Date of Grant) plus any unused portion of such limit as the Code may permit to be carried over.

10. Performance Units.

A. Performance Units. One or more Performance Units may be earned by an Eligible Employee based on the achievement of preestablished performance objectives during a Performance Period.

B. Performance Period and Performance Objectives. The Committee will determine a Performance Period and will determine, no later than 90 days after the beginning of each Performance Period, the performance objectives for each Participant's Target Performance Award and the number of Performance Units subject to each Target Performance Award. Performance objectives may vary from Participant to Participant and will be based upon such performance criteria or combination of factors as the Committee deems appropriate, which may include, but not be limited to, the performance of the Participant, the Company, one or more Subsidiaries, or any combination thereof. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Units for which different Performance Periods are prescribed.

If during the course of a Performance Period significant events occur as determined in the sole discretion of the Committee that the Committee expects to have a substantial effect on a performance objective during such period, the Committee may revise such objective, provided, however, that with respect to an Award subject to Section 7, no adjustment will be made that would prevent the Award from satisfying the requirements of Section 162(m) of the Code.

C. Forfeiture or Payout of Award. As soon as practicable after the end of each Performance Period, the Committee will determine whether the performance objectives and other material terms of the Award were satisfied. The Committee's determination of all such matters will be final and conclusive.

As soon as practicable after the date the Committee makes the above determination, the Committee will determine the Earned Performance Award for each Participant. Such determination may result in an increase or decrease in the number of Performance Units payable based upon such Participant's Target Performance Award, and will be based upon such factors as the Committee determines in its sole discretion, but including the Target Performance Award performance objectives.

In the event a Participant ceases employment during a Performance Period, the Performance Unit Award is subject to forfeiture or payout as follows: (a) Termination--the Performance Unit Award is completely forfeited; (b) Retirement, Disability or death--payout of the Performance Unit Award is prorated taking into account factors including, but not limited to, service and the performance of the Participant during the portion of the Performance Period before employment ceased; or (c) Early Retirement--if at the Participant's request, the payout or forfeiture of the Performance Unit Award is determined at the discretion of the Committee, or if at the Company's request, payout of the Performance Unit Award is prorated taking into account factors including, but not limited to, service and the performance of the Participant during the portion of the Performance Period before employment ceased; provided, however, that the Committee may modify the above if it determines in its sole discretion that special circumstances warrant such modification.

D. Form and Timing of Payment. Each Performance Unit is payable in cash or shares of Stock or in a combination of cash and Stock, as determined by the Committee its sole discretion. Such payment will be made, except if otherwise specified in the Award agreement, no later than the 15th day of the third month after the end of the first calendar year in which the Performance Unit is no longer subject to a "substantial risk of forfeiture" within the meaning of Section 409A of the Code. If the Committee provides in an Award agreement that a Performance Unit is intended to be subject to Section 409A of the Code, the Award agreement will include terms that are designed to satisfy the requirements of Section 409A.

11. Stock Appreciation Rights.

A. Grants of Stock Appreciation Rights. Stock Appreciation Rights may be granted under the Plan in conjunction with an Option either at the Date of Grant or by amendment or may be separately granted. Stock Appreciation Rights will be subject to such terms and conditions not inconsistent with the Plan as the Committee may impose.

B. Right to Exercise; Exercise Period. A Stock Appreciation Right issued pursuant to an Option will be exercisable to the extent the Option is exercisable; both such Stock Appreciation Right and the Option to which it relates will not be exercisable during the six months following their respective Dates of Grant except in the event of the Participant's Disability or death. A Stock Appreciation Right issued independent of an Option will be exercisable pursuant to such terms and conditions established in the grant. Notwithstanding such terms and conditions, in the event of a public tender for all or any portion of the Stock or in the event that any proposal to merge or consolidate the Company with another company is submitted to the stockholders of the Company for a vote, the Committee, in its sole discretion, may declare any previously granted Stock Appreciation Right immediately exercisable.

C. Failure to Exercise. If on the last day of the Option Period, in the case of a Stock Appreciation Right granted pursuant to an Option, or the specified Exercise Period, in the case of a Stock Appreciation Right issued independent of an Option, the Participant has not exercised a Stock Appreciation Right, then such Stock Appreciation Right will be deemed to have been exercised by the Participant on the last day of the Option Period or Exercise Period.

D. Payment. An exercisable Stock Appreciation Right granted pursuant to an Option will entitle the Participant to surrender unexercised the Option or any portion thereof to which the Stock Appreciation Right is attached, and to receive in exchange for the Stock Appreciation Right payment (in cash or Stock or a combination thereof as described below) equal to either of the following amounts, determined in the sole discretion of the Committee at the Date of Grant: (1) the excess of the Fair Market Value of one share of Stock on the trading day preceding the date of exercise over the Option price, times the number of shares called for by the Stock Appreciation Right (or portion thereof) which is so surrendered, or (2) the excess of the Book Value of one share of Stock on the date of exercise over the Book Value of one share of Stock on the Date of Grant of the related Option, times the number of shares called for by the Stock Appreciation Right. Upon exercise of a Stock Appreciation Right not granted pursuant to an Option, the Participant will receive for each Stock Appreciation Right payment (in cash or Stock or a combination thereof as described below) equal to either of the following amounts, determined in the sole discretion of the Committee at the Date of Grant: (1) the excess of the Fair Market Value of one share of Stock on the trading day preceding the date on which the Stock Appreciation Right is exercised over the Fair Market Value of one share of Stock on the Date of Grant of the Stock Appreciation Right, times the number of shares called for by the Stock Appreciation Right, or (2) the excess of the Book Value of one share of Stock on the date of exercise of the Stock Appreciation Right over the Book Value of one share of Stock on the Date of Grant of the Stock Appreciation Right, times the number of shares called for by the Stock Appreciation Right.

The Committee may direct the payment in settlement of the Stock Appreciation Right to be in cash or Stock or a combination thereof. Alternatively, the Committee may permit the Participant to elect to receive cash in full or partial settlement of the Stock Appreciation Right. The value of the Stock to be received upon exercise of a Stock Appreciation Right shall be the Fair Market Value of the Stock on the trading day preceding the date on which the Stock Appreciation Right is exercised. To the extent that a Stock Appreciation Right issued pursuant to an Option is exercised, such Option shall be deemed to have been canceled.

E. Nontransferable. A Stock Appreciation Right will not be transferable by the Participant except by Will or the laws of descent and distribution and will be exercisable during the Participant's lifetime only by the Participant or by the Participant's guardian or legal representative.

F. Lapse of a Stock Appreciation right. A Stock Appreciation Right will lapse upon the earlier of: (i) ten years from the Date of Grant; or (ii) at the expiration of the Exercise Period. If the Participant ceases employment within the Exercise Period and prior to the lapse of the Stock Appreciation Right, the Stock Appreciation Right will lapse as follows: (a) Termination--the Stock Appreciation Right will lapse on the effective date of the Termination; or (b) Retirement, Early Retirement, or Disability--the Stock Appreciation Right will lapse at the expiration of the Exercise Period; provided, however, that the Committee may modify the consequences of this clause (b) if it determines in its sole discretion that special circumstances warrant such modification. If the Participant dies within the Exercise Period and prior to the lapse of the Stock Appreciation Right, the Stock Appreciation Right will lapse at the expiration of the Exercise Period, unless it is exercised before such time by the Participant's legal representative(s) or by the person(s) entitled to do so under the Participant's Will or, if the Participant fails to make testamentary disposition of the Stock Appreciation Right or dies intestate, by the person(s) entitled to receive the Stock Appreciation Right under the applicable laws of descent and distribution, provided, however, that the Committee may modify the above if it determines in its sole discretion that special circumstances warrant such modification.

12. Dividend Equivalents.

A. Grants of Dividend Equivalents. Dividend Equivalents may be granted under the Plan in conjunction with an Option or a separately awarded Stock Appreciation Right, at the Date of Grant or by amendment, without consideration by the Participant. Dividend Equivalents may also be granted under the Plan in conjunction with Restricted Stock Awards, Restricted Stock Unit Awards or Performance Units, at any time during the Performance Period, without consideration by the Participant. Dividend Equivalents may be granted under a Performance-Based Restricted Stock Award in conjunction with additional shares of Stock issued if Target Performance Award performance objectives are exceeded. In each such case, the granting of Dividend Equivalents in conjunction with an Award that is intended to satisfy the requirements of Section 162(m) of the Code shall be subject to such limitations or requirements as are necessary to prevent the Award from failing to satisfy such requirements.

B. Payment. Each Dividend Equivalent will entitle the Participant to receive an amount equal to the dividend actually paid with respect to a share of Stock on each dividend payment date from the Date of Grant to the date the Dividend Equivalent lapses as set forth in Section 12D. The Committee, in its sole discretion, may direct the payment of such amount at such times and in such form and manner as determined by the Committee.

C. Nontransferable. A Dividend Equivalent will not be transferable by the Participant.

D. Lapse of a Dividend Equivalent. Each Dividend Equivalent will lapse on the earlier of (i) the date of the lapse of the related Option or Stock Appreciation Right; (ii) the date of the exercise of the related Option or Stock Appreciation Right; (iii) the end of the Performance Period (or, if earlier, the date the Participant ceases employment) of the related Performance Units, Performance-Based Restricted Stock Award or Performance-Based Restricted Stock Unit Award; or (iv) the lapse date established by the Committee on the Date of Grant of the Dividend Equivalent.

13. Unrestricted Stock.

One or more shares of Unrestricted Stock may be granted to an Eligible Employee. Shares of Unrestricted Stock so issued shall not be subject to any restriction on sale or other transfer by the Participant other than any restrictions that may be required by law.

14. Accelerated Award Payout/Exercise.

A. Change in Control. Notwithstanding anything in this Plan document to the contrary, a Participant is entitled to an accelerated payout or accelerated Option Period or Exercise Period (as set forth in Section 14B) with respect to any previously granted Award if the Participant is terminated as an employee or Director or terminates for Good Reason within 12 months following a Change in Control.

B. Amount of Award Subject to Accelerated Payout/Option Period/Exercise Period. The amount of a Participant's previously granted Award that will be paid or exercisable upon the happening of a Change in Control will be determined as follows:

Restricted Stock and Restricted Stock Unit Awards. The Participant will be entitled to an accelerated Award payout, and the amount of the payout will be based on the number of shares of Restricted Stock or number of Restricted Stock Units that were issued on the Date of Grant, prorated based on the number of months of the restriction period that have elapsed as of the payout date. Also, with respect to Performance-Based Awards, in determining the amount of the payout, maximum performance achievement will be assumed.

Stock Option Awards and Stock Appreciation Rights. Any previously granted Stock Option Awards or Stock Appreciation Rights will be immediately exercisable.

Performance Units. The Participant will be entitled to an accelerated Award payout, and the amount of the payout will be based on the number of Performance Units subject to the Target Performance Award as established on the Date of Grant, prorated based on the number of months of the Performance Period that have elapsed as of the payout date, and assuming that maximum performance was achieved.

C. Timing of Accelerated Payout/Option Period/Exercise Period. The accelerated payout set forth in Section 14B will be made within 30 days after the date of the Participant's termination, except as provided below. The accelerated Option Period/Exercise Period set forth in Section 13B will begin on the date of the Participant's termination. If the original Award provided for a payout in Stock, any accelerated payout set forth in Section 14B will be made in Stock. With respect to any compensation that is subject to Section 409A of the Code, the accelerated payout set forth in Section 14B will not be paid until the Participant separates from service, within the meaning of Section 409A, and, in the case of Participant who is a "specified employee" (as determined under Section 409A(a)(2)(B) of the Code), any payment that would otherwise be made under Section 14B within six months after the Participant's separation from employment will be paid in the seventh month following the Participant's separation.

15. Amendment of Plan. The Board may at any time and from time to time alter, amend, suspend, or terminate the Plan, in whole or in part, as it shall determine in its sole discretion; provided that no such action shall, without the consent of the Participant to whom any Award was previously granted, adversely affect the rights of such Participant concerning such Award, except to the extent that such termination, suspension, or amendment of the Plan or the Award (i) is required by law (including as required to comply with Section 409A of the Code) or (ii) is deemed by the Board necessary in order to comply with the requirements of Section 162(m) of the Code or Rule 16b-3 under the Exchange Act.

16. Miscellaneous Provisions.

A. Nontransferability. No benefit provided under this Plan shall be subject to alienation or assignment by a Participant (or by any person entitled to such benefit pursuant to the terms of this Plan), nor shall it be subject to attachment or other legal process except:

(i) to the extent specifically mandated and directed by applicable state or federal statute,

(ii) as requested by the Participant (or by any person entitled to such benefit pursuant to the terms of this Plan), and approved by the Committee, to satisfy income tax withholding, and

(iii) if requested by the Participant, and approved by the Committee, a Participant may transfer a Stock Option (other than an Incentive Stock Option) for no consideration to a Permitted Transferee, subject to such terms and condition as the Committee may impose.

B. No Employment Right. Participation in this Plan shall not constitute a contract of employment between the Company or any Subsidiary and any person and shall not be deemed to be consideration for, or a condition of, continued employment of any person.

C. Tax Withholding. The Company or a Subsidiary may withhold any applicable federal, state or local taxes at such time and upon such terms and conditions as required by law or determined by the Company or a Subsidiary. Subject to compliance with any requirements of applicable law, the Committee may permit or require a Participant to have any portion of any withholding or other taxes payable in respect to a distribution of Stock satisfied through the payment of cash by the Participant to the Company or a Subsidiary, the retention by the Company or a Subsidiary of shares of Stock, or delivery of previously owned shares of the Participant's Stock, having a Fair Market Value equal to the withholding amount. Any fractional share of Common Stock required to satisfy such withholding obligations shall be disregarded and the amount due shall be paid in cash by the Participant.

D. Fractional Shares. Any fractional shares concerning Awards shall be eliminated at the time of payment or payout by rounding down for fractions of less than one-half and rounding up for fractions of equal to or more than one- half. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

E. Government and Other Regulations. The obligation of the Company to make payment of Awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by any government agencies as may be required. The Company shall be under no obligation to register under the Securities Act of 1933, as amended ("Act"), any of the shares of Stock issued, delivered or paid in settlement under the Plan. If Stock awarded under the Plan is issued under circumstances that are designed to exempt the transaction from registration under the Act, the Company may restrict the transfer of the Stock in such manner as it deems advisable to ensure such exempt status.

F. Indemnification. Each person who is or at any time serves as a member of the Board or the Committee (and each person to whom the Board or the Committee has delegated any of its authority or power under this Plan) shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit, or proceeding to which such person may be a party or in which such person may be involved by reason of any action or failure to act under the Plan; and (ii) any and all amounts paid by such person in satisfaction of judgment in any such action, suit, or proceeding relating to the Plan. Each person covered by this indemnification shall give the Company an opportunity, at its own expense, to handle and defend the same before such person undertakes to handle and defend it on such person's own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Certificate of Incorporation or Bylaws of the Company or any of its Subsidiaries, as a matter of law, or otherwise, or any power that the Company may have to indemnify such person or hold such person harmless.

G. Reliance on Reports. Each member of the Board or the Committee (and each person to whom the Board or the Committee has delegated any of its authority or power under this Plan) shall be fully justified in relying or acting in good faith upon any report made by the independent public accountants of the Company and its Subsidiaries and upon any other information furnished in connection with the Plan. In no event shall any person who is or shall have been a member of the Board or the Committee (or their delegates) be liable for any determination made or other action taken or any omission to act in reliance upon any such report or information or for any action taken, including the furnishing of information, or failure to act, if in good faith.

H. Changes in Capital Structure. In the event of any change in the outstanding shares of Stock by reason of any stock dividend or split, recapitalization, combination or exchange of shares or other similar changes in the Stock, then appropriate adjustments shall be made in the shares of Stock theretofore awarded to the Participants and in the aggregate number of shares of Stock which may be awarded pursuant to the Plan. Such adjustments shall be conclusive and binding for all purposes. Additional shares of Stock issued to a Participant as the result of any such change shall bear the same restrictions as the shares of Stock to which they relate.

I. Company Successors. In the event the Company becomes a party to a merger, consolidation, sale of substantially all of its assets or any other corporate reorganization in which the Company will not be the surviving corporation or in which the holders of the Stock will receive securities of another corporation (in any such case, the "New Company"), then the New Company shall assume the rights and obligations of the Company under this Plan.

J. Governing Law. All matters relating to the Plan or to Awards granted hereunder shall be governed by the laws of the State of Delaware, without regard to the principles of conflict of laws.

K. Relationship to Other Benefits. Any Awards under this Plan are not considered compensation for purposes of determining benefits under any pension, profit sharing, or other retirement or welfare plan, or for any other general employee benefit program.

L. Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

M. Titles and Headings. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

N. Deferred Payment. The Committee, in its discretion, may permit a Participant to defer the payment of an Award that would otherwise be made under this Plan, provided, however, that no deferral election will be offered if such deferral election or the offer of such deferral election would cause an Award that is otherwise exempt from Section 409A of the Code to become subject to Section 409A. Any election to defer payment of an Award shall be made under the Pepco Holdings, Inc. Executive and Director Deferred Compensation Plan, or any successor plan.

O. No Guarantee of Favorable Tax Treatment. Although the Committee intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Section 409A of the Code, the Company does not warrant that any Award under the Plan will qualify for favorable tax treatment under Code Section 409A or any other provision of federal, state, local, or foreign law. The Company shall not be liable to any Participant for any tax the Participant might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.